Exhibit 3

COMMTOUCH SOFTWARE LTD.

Special Meeting of Shareholders to be held on January 29, 2014

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Commtouch Software Ltd. (the “Company”) hereby appoints Ms. Sue Lee and Mr. Lior Samuelson, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special Meeting of Shareholders of the Company, to be held at the offices of the Company’s subsidiary, Commtouch Inc., located at 7925 Jones Branch Drive, Suite 5250, McLean, VA 22102 USA on Wednesday January 29, 2014, at 12:00 noon, (Eastern Time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

http://www.sec.gov, http://www.magna.isa.gov.il , http://www.maya.tase.co.il.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

FOR	AGAINST	ABSTAIN

PROPOSAL 1:  RESOLVED, to approve a change of the Company's name to CYREN Ltd. or such similar name containing the name “CYREN” as determined by the Company's management and approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies)
☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Special Meeting of Shareholders, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________________________________	______________________________________	______________________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)